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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

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                        CONSOLIDATED CIGAR HOLDINGS INC.
                           (NAME OF SUBJECT COMPANY)

                 SOCIETE NATIONALE D'EXPLOITATION INDUSTRIELLE
                       DES TABACS ET ALLUMETTES ("SEITA")
                            DORSAY ACQUISITION CORP.
                                   (BIDDERS)

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                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   1-20902E10
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             JEAN-PHILIPPE CARRIERE
                                     SEITA
                                53, QUAI D'ORSAY
                          75347 PARIS CEDEX 07, FRANCE
                               (33-1) 45.56.62.17
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDERS)

                               ----------------

                                   Copies to:

       DELIA B. SPITZER, ESQ.                    RONALD R. PAPA, ESQ.
           PROSKAUER ROSE                         PROSKAUER ROSE LLP
          9, RUE LE TASSE                           1585 BROADWAY
        75116 PARIS, FRANCE                 NEW YORK, NEW YORK 10036, USA
         (33-1)44.30.25.30.                         (212) 969.3000
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This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (as
heretofore amended and as further amended by this Amendment No. 2, the "Statement") relates to the offer by Dorsay Acquisition Corp. ("Purchaser"), a corporation organized and existing under the laws of the State of Delaware and a wholly owned subsidiary of Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes ("Seita"), a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), and Class B Common Stock, par value $0.01 per share (the "Class B Shares", and together with the Class A Shares, the "Shares"), of Consolidated Cigar Holdings Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $17.85 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated December 22, 1998 (as heretofore amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(b)-(c) is hereby amended and supplemented by adding thereto the following:

  On December 31, 1998, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was terminated, prior to its scheduled expiration, without the Federal Trade Commission or the Departement of Justice issuing a second request for information. A copy of the press release, dated January 5, 1999, issued by Parent disclosing this information is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS:

  Item 11 is hereby amended by adding the following exhibit:

(a)(9) Press release issued by Parent on January 5, 1999.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 1999

                                          Seita

                                              /s/ Jean-Dominique Comolli
                                          By: _________________________________
                                          Name: Jean-Dominique Comolli

                                          Title: Chairman and Chief Executive
                                           Officer

                                          Dorsay Acquisition Corp.

                                               /s/ Charles Lebeau
                                          By: _________________________________
                                          Name: Charles Lebeau

                                          Title: President, Secretary and
                                           Treasurer






                                 EXHIBIT INDEX

EXHIBIT NO.

(a)(9)Press release issued by Parent on January 5, 1999










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